UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Criteo S.A.
(Name of Issuer)

American Depositary Shares, each representing one Ordinary Share, nominal value €0.025 per share
(Title of Class of Securities)

226718104
(CUSIP Number)

Connie Neumann Office and compliance manager Petrus Advisers Ltd Eighth Floor, 6 New Street Square, New Fetter Lane London EC4A 3AQ, United Kingdom +44 20 7933 8831
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 22, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226718104	13D	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Petrus Advisers Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
2,446,674

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,922,248

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,922,248

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.29%[1]

14	TYPE OF REPORTING PERSON* (see instructions)
FI

[1]	Based on 55,227,016 Shares (as defined herein) outstanding as of February 16, 2024, as disclosed in the Issuer’s Annual Report on Form 10-K filed on February 23, 2024.

CUSIP No. 226718104	13D	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Klaus Umek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Austrian

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		39,649

	8	SHARED VOTING POWER
2,446,674

	9	SOLE DISPOSITIVE POWER
39,649

	10	SHARED DISPOSITIVE POWER
2,922,248

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,961,897

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.36%[2]

14	TYPE OF REPORTING PERSON* (see instructions)
IN, HC

[2]	Based on 55,227,016 Shares outstanding as of February 16, 2024, as disclosed in the Issuer’s Annual Report on Form 10-K filed on February 23, 2024.

CUSIP No. 226718104	13D	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Till Hufnagel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
German

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		168,061

	8	SHARED VOTING POWER
2,446,674

	9	SOLE DISPOSITIVE POWER
168,061

	10	SHARED DISPOSITIVE POWER
2,922,248

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,090,309

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.60%[3]

14	TYPE OF REPORTING PERSON* (see instructions)
IN, HC

[3]	Based on 55,227,016 Shares outstanding as of February 16, 2024, as disclosed in the Issuer’s Annual Report on Form 10-K filed on February 23, 2024.

CUSIP No. 226718104	13D	Page 5 of 11 pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the American Depositary Shares issued within the framework of the Amended and Restated Deposit Agreement dated December 28, 2021 between Criteo S.A., the Bank of New York Mellon and owners and holders of American Depositary Shares (the “ADS”), each representing one ordinary share, nominal value €0.025 per share, (the “Shares”) of Criteo S.A., a French société anonyme whose headquarters are located 32 rue Blanche, 75009 Paris, France (the “Issuer”).

Item 2. Identity and Background.

(a-c)	This statement is being filed by the following persons (hereafter referred to as a “Reporting Person” individually and “Reporting Persons” collectively):

NAME	ADDRESS	OCCUPATION
Petrus Advisers Ltd. (“Petrus”)	Eighth Floor, 6 New Street Square, New Fetter Lane London EC4A 3AQ, United Kingdom	The principal business of Petrus Advisers Ltd. is to hold securities for investment purposes and to act as an investment manager or portfolio adviser for certain investment vehicles and certain managed accounts.

Till Hufnagel	100 Pall Mall, London SW1Y 5NQ, United Kingdom	Hufnagel’s principal business is to serve as partner of Petrus Advisers Ltd.

Klaus Umek	100 Pall Mall, London SW1Y 5NQ, United Kingdom	Umek’s principal business is to serve as the managing partner of Petrus Advisers Ltd.

(d-e)	During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Petrus is a private limited company organized under the laws of the United Kingdom. Klaus Umek is a citizen of Austria and Till Hufnagel is a citizen of Germany.

Item 3. Source and Amount of Funds or Other Consideration.

A total of approximately €3.3 million, excluding commissions, was paid to acquire the ADS, including options to acquire ADS, purchased since the filing of the Reporting Persons’ Schedule 13G, filed with the Securities and Exchange Commission on December 1, 2023. The ADS reported herein were purchased using the working capital of the investment vehicles and managed accounts that own the ADS directly, for which Petrus serves as investment manager or portfolio adviser, as well as the personal funds of the private individuals who have signed powers of attorney in favor of Petrus, Mr. Hufnagel and Mr. Umek.

The Reporting Persons may effect purchases of ADS through margin accounts maintained with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable margin regulations, stock exchange rules and such firms’ credit policies. Positions in the ADS may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the ADS.

Item 4. Purpose of Transaction.

The Reporting Persons believe that the ADS represent an attractive investment opportunity as the Issuer’s value could substantially increase subject to revising its strategy, and possibly by being the target of a tender offer. On February 22, 2024, the Reporting Persons sent a public letter (the “Letter”) asking the Issuer to (i) prepare an investor day as soon as possible to explain its Retail Media strategy and a new mid-term plan, (ii) accelerate the existing share buyback by means of a substantial self-tender of up to $150 million, (iii) no later than Q4 2024, initiate a comprehensive strategic review, including to evaluate all ownership options, and (iv) refresh the board of directors of the Issuer (the “Board”) by adding independent candidates whom the Reporting Persons will propose, with the aim of strengthening capital markets acumen and industry experience. The Reporting Persons further seek to engage in a dialogue with the Issuer’s managers and Board members to maximize ADS and shareholder value. The Reporting Persons may also seek to communicate with shareholders and other third parties about such discussions and strategy.

CUSIP No. 226718104	13D	Page 6 of 11 pages

Depending on the evolution of the market for the ADS, as well as the outcome of (i) the Reporting Persons’ discussions with the Issuer’s managers and Board members (regarding in particular the Reporting Persons’ proposal to submit the candidacy of independent Board members to the next general meeting), (ii) the publication of the Letter, and (iii) the change, if any, in the Issuer’s strategy, the Reporting Persons may seek to obtain the appointment of new Board members, or the dismissal of existing Board members, at the Issuer’s next general meeting.

A copy of the Letter is filed as an exhibit to this statement on Schedule 13D and is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the ADS, the Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the ADS and the Shares without affecting their beneficial ownership of the ADS and the Shares. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	See rows (11) and (13) of pages 2, 3 and 4 of this Schedule 13D for the aggregate number of ADS and percentage of ADS beneficially owned by the Reporting Persons. These amounts include an aggregate 1,550,000 ADS that the Reporting Persons have the right to acquire within 60 days upon exercise of long standardized call options. The aggregate percentage of ADS reported beneficially owned by the Reporting Persons is based upon 55,227,016 Shares outstanding as of February 16, 2024, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed by the Issuer with the Securities and Exchange Commission on February 23, 2024.

(b)	See rows (7) through (10) of pages 2, 3 and 4 of this Schedule 13D for the ADS as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition. Each of Petrus, Mr. Hufnagel and Mr. Umek may be deemed to share voting power and share dispositive power over the ADS and options to acquire ADS held directly by the investment vehicles and managed accounts for which Petrus serves as investment manager or portfolio adviser and the private individuals who have signed powers of attorney in favor of Petrus.

(c)	The transactions in the ADS effected by the Reporting Persons during the past sixty (60) days, which were all in the open market, are set forth on Schedule 1 attached hereto.

(d)	The ADS reported on this statement on Schedule 13D as being beneficially owned by the Reporting Persons include ADS and options to acquire ADS owned directly by certain investment vehicles and managed accounts for which Petrus serves as investment manager or portfolio adviser, private individuals who have signed powers of attorney in favor of Petrus, and Mr. Hufnagel and Mr. Umek, each of which is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ADS and options to acquire ADS held directly by them.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in each of Item 3 and Item 5 of this Schedule 13D is incorporated herein by reference.

In connection with filing this Schedule 13D jointly, pursuant to Rule 13d-1(k)(1) under the Act, the Reporting Persons entered into a Joint Filing Agreement, a copy of which is filed as an exhibit to this statement on Schedule 13D and is incorporated herein by reference.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer.

CUSIP No. 226718104	13D	Page 7 of 11 pages

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement, dated February 27, 2024.

Exhibit 2 – Letter to the Issuer, dated February 22, 2024.

CUSIP No. 226718104	13D	Page 8 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Petrus Advisers Ltd.

By:	/s/ Suraj Shah
Suraj Shah
(Name)

Director
(Title)

February 27, 2024
(Date)

By:	/s/ Klaus Umek
Klaus Umek

February 27, 2024
(Date)

By:	/s/ Till Hufnagel
Till Hufnagel

February 27, 2024
(Date)

CUSIP No. 226718104	13D	Page 9 of 11 pages

SCHEDULE 1

Transactions in the ADS of the Issuer by the Reporting Persons During the Past Sixty (60) Days

The following table sets forth all transactions in the ADS effected during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions.

Reporting Person	Type	Quantity[4]	Name of Security	Price[5]	Trade Date[6]
Petrus Advisers LTD	Sell	-1,518	CRTO US Equity	25.20593	20231227
Klaus Umek	Sell	-600	CRTO US Equity	25.0071	20231227
Petrus Advisers LTD	Sell	-2,889	CRTO US Equity	25.10727	20231228
Petrus Advisers LTD	Sell	-1,712	CRTO US Equity	25.12770	20231228
Petrus Advisers LTD	Sell	-50,000	CRTO US Equity	25.19000	20231229
Petrus Advisers LTD	Buy	1,000	CRTO US Equity	25.09900	20231229
Petrus Advisers LTD	Buy	25,000	CRTO US Equity	25.29758	20231229
Petrus Advisers LTD	Buy	30,000	CRTO US Equity	25.28340	20231229
Petrus Advisers LTD	Buy	34,000	CRTO US Equity	25.28418	20231229
Klaus Umek	Sell	-4,832	CRTO US Equity	25.0257	20231229
Petrus Advisers LTD	Buy	45,000	CRTO US Equity	24.99485	20240102
Petrus Advisers LTD	Buy	50,000	CRTO US Equity	24.84981	20240102
Petrus Advisers LTD	Sell	-5,000	CRTO US Equity	24.74000	20240104
Petrus Advisers LTD	Buy	250	CRTO US Equity	24.50980	20240104
Petrus Advisers LTD	Buy	10,380	CRTO US Equity	24.45797	20240104
Petrus Advisers LTD	Sell	-22,300	CRTO US Equity	24.57729	20240105
Petrus Advisers LTD	Buy	11,269	CRTO US Equity	24.26476	20240105
Petrus Advisers LTD	Buy	3,244	CRTO US Equity	24.23029	20240109
Petrus Advisers LTD	Sell	-37,719	CRTO US Equity	24.81149	20240111
Petrus Advisers LTD	Buy	1,500	CRTO US Equity	24.42397	20240111
Petrus Advisers LTD	Sell	-15,721	CRTO US Equity	25.00029	20240112
Petrus Advisers LTD	Buy	15,000	CRTO US Equity	24.86574	20240112
Petrus Advisers LTD	Buy	2,500	CRTO US Equity	24.46904	20240116
Petrus Advisers LTD	Buy	2,500	CRTO US Equity	24.49454	20240116
Petrus Advisers LTD	Sell	-100	CRTO US Equity	24.30000	20240117
Klaus Umek	Sell	-55,560	CRTO US Equity	24.4358	20240117
Petrus Advisers LTD	Sell	-4,168	CRTO US Equity	24.43117	20240118
Petrus Advisers LTD	Sell	-10,077	CRTO US Equity	24.62221	20240119
Petrus Advisers LTD	Assignment	5,000 500,000	CRTO US 01/19/24 P25 Equity CRTO US Equity	0.00000 25.00000	20240119
Petrus Advisers LTD	Sell	-2,392	CRTO US Equity	24.88343	20240122
Petrus Advisers LTD	Sell	-9,100	CRTO US Equity	25.16000	20240123
Petrus Advisers LTD	Sell	-1,547	CRTO US Equity	25.21319	20240123
Petrus Advisers LTD	Sell	-10,000	CRTO US Equity	25.39511	20240124
Petrus Advisers LTD	Sell	-9,735	CRTO US Equity	25.45067	20240124
Petrus Advisers LTD	Buy	2,000	CRTO US 02/16/24 C30 Equity	0.25000	20240124

[4]	Quantity of options reflects number of contracts, with each contract representing 100 ADS.
[5]	Price per share in US dollars.
[6]	Trade dates are following the format YYYYMMDD.

CUSIP No. 226718104	13D	Page 10 of 11 pages

Petrus Advisers LTD	Buy	1,000	CRTO US Equity	25.5640	20240125
Petrus Advisers LTD	Sell	-13,757	CRTO US Equity	25.73459	20240126
Petrus Advisers LTD	Sell	-10,061	CRTO US Equity	25.70472	20240126
Klaus Umek	Buy	13,730	CRTO US Equity	25.85765	20240126
Petrus Advisers LTD	Sell	-10,996	CRTO US Equity	25.91127	20240129
Petrus Advisers LTD	Sell	-2,946	CRTO US Equity	26.01494	20240129
Petrus Advisers LTD	Sell	-3,692	CRTO US Equity	26.13014	20240130
Petrus Advisers LTD	Sell	-2,128	CRTO US Equity	26.13919	20240130
Klaus Umek	Buy	3,500	CRTO US Equity	26.024	20240130
Till Hufnagel	Buy	10,000	CRTO US Equity	26.1247	20240130
Petrus Advisers LTD	Buy	2,000	CRTO US Equity	26.04555	20240131
Petrus Advisers LTD	Buy	20,000	CRTO US Equity	26.14175	20240131
Petrus Advisers LTD	Buy	20,000	CRTO US Equity	26.14425	20240131
Petrus Advisers LTD	Sell	-240,856	CRTO US Equity	24.72210	20240201
Petrus Advisers LTD	Sell	-94,144	CRTO US Equity	24.72210	20240201
Petrus Advisers LTD	Buy	250	CRTO US Equity	26.25800	20240201
Petrus Advisers LTD	Buy	5,000	CRTO US 07/19/24 C25 Equity	3.00000	20240201
Petrus Advisers LTD	Sell	-6,400	CRTO US Equity	26.38500	20240202
Petrus Advisers LTD	Sell	-100	CRTO US Equity	26.40000	20240202
Petrus Advisers LTD	Buy	25,000	CRTO US Equity	26.04621	20240205
Petrus Advisers LTD	Sell	-4,830	CRTO US Equity	26.20041	20240206
Petrus Advisers LTD	Sell	-1,094	CRTO US Equity	26.20411	20240206
Petrus Advisers LTD	Sell	-50,000	CRTO US Equity	30.77579	20240207
Petrus Advisers LTD	Sell	-25,000	CRTO US Equity	30.65444	20240207
Petrus Advisers LTD	Sell	-25,000	CRTO US Equity	30.78328	20240207
Petrus Advisers LTD	Sell	-25,000	CRTO US Equity	30.85994	20240207
Petrus Advisers LTD	Sell	-25,000	CRTO US Equity	30.70018	20240207
Petrus Advisers LTD	Sell	-16,450	CRTO US Equity	30.77751	20240207
Petrus Advisers LTD	Sell	-15,200	CRTO US Equity	30.93281	20240207
Petrus Advisers LTD	Sell	-15,000	CRTO US Equity	30.91514	20240207
Petrus Advisers LTD	Sell	-15,000	CRTO US Equity	30.82196	20240207
Petrus Advisers LTD	Sell	-8,550	CRTO US Equity	30.68247	20240207
Petrus Advisers LTD	Sell	-1,100	CRTO US Equity	30.9100	20240207
Petrus Advisers LTD	Sell	-600	CRTO US Equity	31.00333	20240207
Petrus Advisers LTD	Buy	5,000	CRTO US Equity	31.51830	20240207
Klaus Umek	Sell	-23,790	CRTO US Equity	30.41270	20240207
Petrus Advisers LTD	Sell	-28,094	CRTO US Equity	32.02819	20240208
Petrus Advisers LTD	Sell	-25,000	CRTO US Equity	31.64675	20240208
Petrus Advisers LTD	Sell	-25,000	CRTO US Equity	31.78200	20240208
Petrus Advisers LTD	Sell	-25,000	CRTO US Equity	32.00063	20240208
Petrus Advisers LTD	Sell	-25,000	CRTO US Equity	32.02503	20240208
Petrus Advisers LTD	Sell	-25,000	CRTO US Equity	32.17000	20240208
Petrus Advisers LTD	Sell	-20,000	CRTO US Equity	31.50428	20240208
Petrus Advisers LTD	Sell	-1,906	CRTO US Equity	31.92099	20240208
Petrus Advisers LTD	Sell	-500	CRTO US Equity	32.30200	20240208
Petrus Advisers LTD	Buy	10,905	CRTO US Equity	26.175	20240208
Petrus Advisers LTD	Buy	14,000	CRTO US Equity	26.175	20240208

CUSIP No. 226718104	13D	Page 11 of 11 pages

Petrus Advisers LTD	Buy	24,185	CRTO US Equity	26.175	20240208
Petrus Advisers LTD	Sell	-32,500	CRTO US Equity	31.90000	20240209
Petrus Advisers LTD	Sell	-2,500	CRTO US 07/19/24 C35 Equity	2.10000	20240209
Petrus Advisers LTD	Buy	2,500	CRTO US 07/19/24 C32.5 Equity	3.17000	20240209
Petrus Advisers LTD	Sell	-10,200	CRTO US Equity	32.29186	20240212
Petrus Advisers LTD	Sell	-4,052	CRTO US Equity	32.21594	20240212
Petrus Advisers LTD	Buy	6,500	CRTO US Equity	32.17424	20240212
Petrus Advisers LTD	Sell	-6,750	CRTO US Equity	32.01	20240213
Petrus Advisers LTD	Buy	2,500	CRTO US Equity	31.97153	20240213
Klaus Umek	Buy	6,750	CRTO US Equity	32.01	20240213
Petrus Advisers LTD	Exercise	-2,000 200,000	CRTO US 02/16/24 C30 Equity CRTO US Equity	0.00000 30.00000	20240216
Petrus Advisers LTD	Sell	-63,000	CRTO US Equity	31.00000	20240221
Petrus Advisers LTD	Sell	-3,000	CRTO US 10/18/24 C35 Equity	2.55000	20240221
Petrus Advisers LTD	Buy	1,681	CRTO US Equity	31.28570	20240221
Petrus Advisers LTD	Buy	2,403	CRTO US Equity	31.28570	20240221
Petrus Advisers LTD	Buy	2,621	CRTO US Equity	31.76980	20240221
Petrus Advisers LTD	Buy	2,974	CRTO US Equity	31.28570	20240221
Petrus Advisers LTD	Buy	3,000	CRTO US 10/18/24 C30 Equity	4.90000	20240221
Petrus Advisers LTD	Buy	4,901	CRTO US Equity	31.76980	20240221
Petrus Advisers LTD	Buy	6,018	CRTO US Equity	31.76980	20240221